HEI Exhibit 99

November 1, 2006

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury & Investor Relations	(808) 543-7966 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS THIRD QUARTER 2006 EARNINGS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE - HE) today reported net income for the quarter ended September 30, 2006 of $32.3 million, or 40 cents per share, compared with $37.5 million, or 46 cents per share, in the same quarter of 2005. “Earnings were down quarter-over-quarter primarily due to $3.8 million of lower investment gains at the holding and other companies,” said Constance H. Lau, HEI’s president and chief executive officer. “At our operating companies, a $1.1 million increase in utility earnings was more than offset by $2.4 million lower bank earnings,” Lau added.

ELECTRIC UTILITY RESULTS

Electric utility net income for the third quarter of 2006 was $23.7 million compared with $22.6 million for the same quarter of 2005. “Quarter-over-quarter, higher operation and maintenance expenses and depreciation substantially offset increased revenues from interim rate relief granted to our Oahu utility in September 2005,” said Lau.

Hawaiian Electric Industries, Inc.

November 1, 2006

Kilowatthour sales were basically flat quarter-over-quarter, up 0.2% in the third quarter compared with the same quarter last year. “While the number of customers continued to grow, usage was down due in large part to cooler, less humid weather and customer conservation,” said Lau.

Other operation and maintenance expenses for the quarter were higher by $7.2 million to keep the utility system working reliably. On Oahu and Maui, generation reserve margins during peak periods continued to be strained. As a result, existing units are running harder, resulting in more frequent and more extensive maintenance. The rising cost and increased scope of generating unit overhauls and higher substation maintenance accounted for $4.3 million of the third quarter increase in operation and maintenance expenses. In addition, $2.2 million of the increase is due to higher retirement benefits expenses. Depreciation expenses were also higher quarter-over-quarter by $1.9 million due to 2005 plant additions.

Lau added that, “our utility systems experienced island-wide outages on Oahu and Maui and extensive outages on the Big Island of Hawaii as a result of 6.7 and 6.0 magnitude earthquakes off the coast of the Big Island on Sunday morning, October 15, 2006. Power was restored methodically and incrementally on each of the islands and almost all of the utilities’ customers had their power restored within 18 hours of the outages. Fortunately, based on preliminary assessments, major damage to our systems was avoided. However, comprehensive assessments are on-going, the results of which may increase other operation and maintenance expenses in the future.”

Hawaiian Electric Industries, Inc.

November 1, 2006

BANK RESULTS

Bank net income in the third quarter of 2006 was $13.5 million compared to $15.9 million in the third quarter of 2005. “As expected, the bank’s cost of funds increased in the quarter due to a planned increase in deposit rates designed to retain deposit balances. The bank also began executing other tactics to strengthen its deposit franchise in the face of margin compression, including offering a comprehensive identity theft recovery program free of charge to all consumer checking customers and introducing a combined rewards program in which both individual and business customers can pool their rewards points for both their credit card and check (debit) card purchases—a first in the Hawaii market,” said Lau.

Bank net interest income decreased to $49.2 million in the third quarter of 2006, compared with $52.9 million in the third quarter of 2005. “Higher interest expense resulting from the tactical repricing of selected deposit products and the continued shift in mix from lower costing deposits to higher rate time deposits lowered net interest income in the quarter compared with the third quarter of 2005,” said Lau. The bank’s net interest margin was 3.10% in the third quarter of 2006, compared with 3.33% in the third quarter of 2005.

“Because of continued excellent asset quality, no provision for loan losses was necessary in the third quarter of 2006,” said Lau.

Noninterest income was higher quarter-over-quarter due largely to a gain on sale of securities of $1.7 million. There were no similar gains in the third quarter of 2005.

Hawaiian Electric Industries, Inc.

November 1, 2006

Noninterest expense for the quarter ended September 30, 2006, increased by $3.3 million from the same period in 2005. This increase was due to higher litigation and other legal expenses, some of which may be recoverable through insurance in the future, increased marketing costs related to new deposit promotions and the bank’s new combined rewards program, and increased occupancy and equipment expenses.

HOLDING AND OTHER COMPANY RESULTS

The holding and other companies’ net loss was $4.8 million in the third quarter of 2006, compared with $1.0 million for the same quarter of 2005. The third quarter 2006 net loss includes realized and unrealized gains on investment securities, net of taxes, of $0.4 million compared with $4.2 million of unrealized gains on investment securities, net of taxes, in the third quarter of 2005.

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its third quarter on Monday, November 6, 2006, at 8:00 AM HST (1:00 PM EST). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (866) 202-4683, passcode: 55370334 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through November 20, 2006, by dialing (888) 286-8010, passcode 46922459.

Hawaiian Electric Industries, Inc.

November 1, 2006

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc., chairman, Hawaiian Electric Company, Inc. and chairman, president and chief executive officer, American Savings Bank, F.S.B.; T. Michael May, president and chief executive officer, Hawaiian Electric Company, Inc.; and Eric K. Yeaman, financial vice president, treasurer and chief financial officer, Hawaiian Electric Industries, Inc.

HEI supplies power to over 400,000 customers or 95% of the Hawaii population through its electric utilities, Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company and provides a wide array of banking and other financial services to Hawaii consumers and businesses through American Savings Bank, the state’s third largest bank based on asset size.

Hawaiian Electric Industries, Inc.

November 1, 2006

Forward-Looking Statements

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Form 10-Q for the quarter ended June 30, 2006, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

Hawaiian	Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30		Twelve months ended September 30
(in thousands, except per share amounts)	2006	2005	2006	2005	2006	2005
Revenues
Electric utility	$569,838	$491,339	$1,548,861	$1,295,844	$2,059,401	$1,719,220
Bank	103,338	97,431	305,898	286,601	407,207	381,349
Other	718	7,145	(934)	8,360	11,976	8,626

	673,894	595,915	1,853,825	1,590,805	2,478,584	2,109,195

Expenses
Electric utility	521,187	443,806	1,414,784	1,174,058	1,885,407	1,566,298
Bank	82,760	71,493	232,146	209,508	305,647	274,932
Other	3,591	3,377	10,659	11,880	15,231	18,115

	607,538	518,676	1,657,589	1,395,446	2,206,285	1,859,345

Operating income (loss)
Electric utility	48,651	47,533	134,077	121,786	173,994	152,922
Bank	20,578	25,938	73,752	77,093	101,560	106,417
Other	(2,873)	3,768	(11,593)	(3,520)	(3,255)	(9,489)

	66,356	77,239	196,236	195,359	272,299	249,850

Interest expense–other than bank	(18,275)	(18,990)	(56,526)	(56,955)	(74,880)	(75,202)
Allowance for borrowed funds used during construction	838	558	2,259	1,460	2,819	1,766
Preferred stock dividends of subsidiaries	(471)	(471)	(1,417)	(1,421)	(1,890)	(1,897)
Allowance for equity funds used during construction	1,838	1,406	4,974	3,675	6,404	4,413

Income from continuing operations before income taxes	50,286	59,742	145,526	142,118	204,752	178,930
Income taxes	17,963	22,252	53,642	52,198	75,344	64,200

Income from continuing operations	32,323	37,490	91,884	89,920	129,408	114,730
Discontinued operations–loss on disposal, net of income taxes	—	—	—	(755)	—	(755)

Net income	$32,323	$37,490	$91,884	$89,165	$129,408	$113,975

Per common share
Basic earnings (loss) - Continuing operations	$0.40	$0.46	$1.13	$1.11	$1.60	$1.42
- Discontinued operations	—	—	—	(0.01)	—	(0.01)

	$0.40	$0.46	$1.13	$1.10	$1.60	$1.41

Diluted earnings (loss) - Continuing operations	$0.40	$0.46	$1.13	$1.11	$1.59	$1.42
- Discontinued operations	—	—	—	(0.01)	$—	$(0.01)

	$0.40	$0.46	$1.13	$1.10	$1.59	$1.41

Dividends	$0.31	$0.31	$0.93	$0.93	$1.24	$1.24

Weighted-average number of common shares outstanding	81,213	80,903	81,099	80,795	81,055	80,745

Adjusted weighted-average shares	81,556	81,347	81,383	81,184	81,319	81,104

Income (loss) from continuing operations by segment
Electric utility	$23,666	$22,587	$61,940	$54,616	$80,126	$67,860
Bank	13,470	15,911	46,515	47,224	64,174	63,930
Other	(4,813)	(1,008)	(16,571)	(11,920)	(14,892)	(17,060)

Income from continuing operations	$32,323	$37,490	$91,884	$89,920	$129,408	$114,730

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian	Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands)	2006	2005	2006	2005
Operating revenues	$568,236	$489,877	$1,545,557	$1,292,374

Operating expenses
Fuel oil	227,288	182,663	594,940	447,064
Purchased power	138,758	122,086	378,916	329,671
Other operation	46,612	41,974	136,565	125,084
Maintenance	23,653	21,141	63,087	58,916
Depreciation	32,539	30,655	97,614	92,297
Taxes, other than income taxes	51,985	44,990	142,726	120,254
Income taxes	14,665	13,754	38,909	33,785

	535,500	457,263	1,452,757	1,207,071

Operating income	32,736	32,614	92,800	85,303

Other income
Allowance for equity funds used during construction	1,838	1,406	4,974	3,675
Other, net	1,379	1,191	2,809	2,811

	3,217	2,597	7,783	6,486

Income before interest and other charges	35,953	35,211	100,583	91,789

Interest and other charges
Interest on long-term debt	10,777	10,731	32,331	32,296
Amortization of net bond premium and expense	565	545	1,651	1,658
Other interest charges	1,285	1,408	5,424	3,183
Allowance for borrowed funds used during construction	(838)	(558)	(2,259)	(1,460)
Preferred stock dividends of subsidiaries	228	228	686	686

	12,017	12,354	37,833	36,363

Income before preferred stock dividends of HECO	23,936	22,857	62,750	55,426
Preferred stock dividends of HECO	270	270	810	810

Net income for common stock	$23,666	$22,587	$61,940	$54,616

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,678	2,672	7,528	7,538
Cooling degree days (Oahu)	1,469	1,649	3,323	3,900
Average fuel cost per barrel	$74.35	$59.74	$69.09	$52.85

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HECO’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HECO’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American	Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands)	2006	2005	2006	2005
Interest and dividend income
Interest and fees on loans	$59,417	$52,649	$171,893	$151,819
Interest and dividends on investment and mortgage-related securities	28,368	30,889	89,315	93,275

	87,785	83,538	261,208	245,094

Interest expense
Interest on deposit liabilities	19,701	13,355	52,095	37,832
Interest on other borrowings	18,891	17,278	54,361	51,919

	38,592	30,633	106,456	89,751

Net interest income	49,193	52,905	154,752	155,343
Reversal of allowance for loan losses	—	—	—	(3,100)

Net interest income after reversal of allowance for loan losses	49,193	52,905	154,752	158,443

Noninterest income
Fees from other financial services	6,548	6,512	19,730	18,708
Fee income on deposit liabilities	4,653	4,311	13,218	12,574
Fee income on other financial products	1,739	2,191	6,308	6,780
Gain on sale of securities	1,735	—	1,735	175
Other income	878	879	3,699	3,270

	15,553	13,893	44,690	41,507

Noninterest expense
Compensation and employee benefits	17,398	17,275	52,711	51,343
Occupancy	4,942	4,356	13,895	12,462
Equipment	3,768	3,413	10,900	10,114
Services	5,600	3,986	13,441	11,594
Data processing	2,534	2,491	7,541	8,039
Other expense	9,926	9,339	27,202	29,305

	44,168	40,860	125,690	122,857

Income before minority interests and income taxes	20,578	25,938	73,752	77,093
Minority interests	—	—	—	45
Income taxes	7,108	10,027	27,237	29,820

Income before preferred stock dividends	13,470	15,911	46,515	47,228
Preferred stock dividends	—	—	—	4

Net income for common stock	$13,470	$15,911	$46,515	$47,224

Net interest margin (%)	3.10	3.33	3.23	3.25

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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